CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Fixed Rate Callable Notes due 2025	$300,000,000	$21,390.00

September 2010 Pricing Supplement No. 530 Registration Statement No. 333-156423 Dated September 21, 2010 Filed pursuant to Rule 424(b)(2)
Senior Fixed Rate Callable Notes due 2025
Global Medium Term Notes, Series F

We, Morgan Stanley, have the right to redeem the notes, in whole or in part, on any semi-annual redemption date, beginning September 27, 2011.  Subject to our semi-annual redemption right, the amount of interest payable on the notes will be 6.00%, payable semi-annually.  We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities—Description of Fixed Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.  All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.
FINAL TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$300,000,000. We may increase the aggregate principal amount prior to the original issue date but are not required to do so.
Minimum denominations:	$100,000 and integral multiples of $1,000 in excess thereof
Issue price:	100%
Pricing date:	September 21, 2010
Original issue date:	September 27, 2010 (4 business days after the pricing date)
Interest accrual date:	September 27, 2010
Maturity date:	September 27, 2025
Interest rate:	6.00%
Interest payment period:	Semi-Annually
Interest payment dates:
Each March 27 and September 27, beginning March 27, 2011; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Day-count convention:	30/360
Redemption:
Beginning September 27, 2011, we have the right to redeem these notes, in whole or in part, on any semi-annual redemption date and pay to you 100% of the stated principal amount per note plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem some or all of the notes, we will give you notice at least 5 calendar days before the redemption date specified in the notice.

Redemption percentage at maturity / redemption date:	100% per note redeemed
Redemption dates:	Each March 27 and September 27, beginning September 27, 2011.
Specified currency:	U.S. dollars
Trustee:	The Bank of New York Mellon
Calculation agent:	The Bank of New York Mellon
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	61745EK59
ISIN:	US61745EK593
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Note:	100%	1.00%	99.00%
Total:	$300,000,000	$3,000,000	$297,000,000
(1)      Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of 1.00% for each note they sell. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.” For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 3.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Prospectus Supplement dated December 23, 2008                          Prospectus dated December 23, 2008

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

_______________________
Blaylock Robert Van, LLC	The Williams Capital Group, L.P.

Senior Fixed Rate Callable Notes due 2025

With respect to notes to be offered or sold in the United Kingdom,  the Agent and each dealer has represented and agreed (1) that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by the Agent or such dealer in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us, and (2) that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by the Agent or such dealer in relation to the notes in, from or otherwise involving the United Kingdom.

The Agent and each dealer has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to or for the account or benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), except pursuant to an exemption from the registration requirements and otherwise in compliance with the Financial Instruments and Exchange Law of Japan (Law No.25 of 1948, as amended) and any other applicable laws, regulations and ministerial guidelines of Japan.

Furthermore, the Agent and each dealer has agreed that it will not purchase, deliver, offer or sell the notes or possess or distribute offering material in relation to the notes in any jurisdiction if such purchase, delivery, offer or sale or the possession or distribution of such offering material would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such purchase, delivery, offer or sale or the possession or distribution by the Agent or such dealer or for or on behalf of us unless such consent, approval or permission has been previously obtained.

The Agent and each dealer agrees that it will comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells or delivers the notes or has in its possession or distributes this offering document or any offering material connected with the notes, including but not limited to the following selling restrictions.

No action has been or will be taken in any jurisdiction by the Issuer, the Agent or any dealer that would permit a public offering of the notes, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for the purpose is required.  Persons into whose hands this term sheet and any offering material comes are required by the Issuer, the Agent or any dealer to comply with all applicable laws and regulations in each country in which they purchase, offer, sell or deliver notes or have in their possession or distribute such offering material, in all cases at their own expense.

No public offering of the notes, or possession or distribution of any offering material in relation thereto, is permitted in any jurisdiction where action for that purpose is required unless the relevant action has been taken.

Hong Kong

This offering document has not been registered with the Registrar of Companies in Hong Kong and its contents have not been reviewed by any regulatory authority in Hong Kong. Accordingly, (i) the notes may not be offered, sold, transferred or delivered in Hong Kong by means of any document other than to persons who are “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and the Securities and Futures (Professional Investor) Rules made thereunder or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance; and (ii) no person may issue any invitation, advertisement or other document relating to the notes whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the applicable securities law of Hong Kong) other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and the Securities and Futures (Professional Investor) Rules made thereunder.

Singapore

This offering document is being disseminated in Singapore by Morgan Stanley Asia (Singapore) Pte. This offering document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this offering document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may this security be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Any offering of the notes in Singapore would be through Morgan Stanley Asia (Singapore) Pte, an entity regulated by the Monetary Authority of Singapore.

September 2010	Page 2

Senior Fixed Rate Callable Notes due 2025

Risk Factors

The notes involve risks not associated with an investment in ordinary fixed rate notes.  This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus.

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Early Redemption Risk. The issuer retains the option to redeem the notes, in whole or in part, on any semi-annual redemption date, beginning on September 27, 2011.  It is more likely that the issuer will redeem the notes in whole prior to their stated maturity date to the extent that the interest payable on the notes is greater than the interest that would be payable on other instruments of the issuer of a comparable maturity, terms and credit rating trading in the market.  If the notes are redeemed, in whole or in part, prior to their stated maturity date, you will receive no further interest payments from the notes redeemed and may have to re-invest the proceeds in a lower rate environment.

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Investors Are Subject To Our Credit Risk, And Any Actual Or Anticipated Changes To Our Credit Ratings Or Credit Spreads May Adversely Affect The Market Value Of The Notes.  Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates, redemption dates and at maturity, and therefore, investors are subject to our credit risk.  The notes are not guaranteed by any other entity.  If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness.  Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

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The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased.  Some of these factors include, but are not limited to: (i) changes in U.S. interest rates, (ii) any actual or anticipated changes in our credit ratings or credit spreads, and (iii) time remaining to maturity.

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The Notes Will Not Be Listed On Any Securities Exchange And Secondary Trading May Be Limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily, and any redemption by the issuer in part but not in whole may further reduce any liquidity in the notes that may exist at that time.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

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The Issuer, Its Subsidiaries Or Affiliates May Publish Research That Could Affect The Market Value Of The Notes.  The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

September 2010	Page 3

Senior Fixed Rate Callable Notes due 2025

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On September 21, 2010, we agreed to sell to the managers listed in this pricing supplement, and they severally agreed to purchase, the principal amount of notes set forth opposite their respective names below at a net price of 99.00%, which we refer to as the “purchase price.”  The purchase price equals the stated issue price of 100% less a combined management and underwriting commission of 1.00% of the principal amount of the notes.
Name	Principal Amount of Notes
Morgan Stanley & Co. Incorporated	$297,000,000
Blaylock Robert Van, LLC	$1,500,000
The Williams Capital Group, L.P.	$1,500,000
Total	$300,000,000
We expect to deliver the notes against payment therefor in New York, New York on September 27, 2010, which will be the fourth scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The agent may distribute the notes through Morgan Stanley Smith Barney LLC (“MSSB”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc ("MSIP") and Bank Morgan Stanley AG.  MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.  Selected dealers, including MSSB, and their financial advisors, will collectively receive from the Agent, MS & Co., a fixed sales commission of 1.00% for each note they sell.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of NASD Rule 2720 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Contact Information

Clients may contact our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (212)-761-4000).

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Senior Fixed Rate Callable Notes due 2025

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  You should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at .www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at .www.sec.gov as follows:

Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

Terms used in this pricing supplement are defined in the prospectus supplement or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

September 2010	Page 5